FREE WRITING PROSPECTUS dated March 16, 2010	Filed pursuant to Rule 433 Registration Statement No. 333-164694

Eksportfinans has filed a registration statement (including a prospectus) with the SEC. Before investing, please read the prospectus in that registration statement and other documents filed with the SEC for more complete information about Eksportfinans. The documents are available free of charge by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Eksportfinans, any underwriter or any dealer participating in an offering will arrange to send the prospectus upon request. Please call toll-free 1-866-500-5408.

Eksportfinans ASA | March 2010 | www.eksportfinans.com

Ratings† and risk weight

Moody’s	Aa1/P-1 (Negative Outlook)

Standard & Poor’s	AA/A-1+ (Outlook Stable)

Fitch Ratings	AA/F1+ (Stable Outlook)

Risk weight	20%
S&P: : (September 04, 2009): “We have applied our enhanced GRE criteria to Eksportfinans and we assess the likelihood of timely and sufficient extraordinary government support to Eksportfinans, in case of financial distress, to be ‘very high’. This is based on our assessment that Eksportfinans plays a ‘very important’ role for the government (AAA/Stable/A-1+) and that the link between Eksportfinans and the government is ‘very strong’.The ratings are constrained by Eksportfinans’ limited product and geographic diversity, and only adequate profitability.”
Moody’s: (December 16, 2008): “Moody’s assessment of a high probability of systemic support for Eksportfinans reflects its function as an important tool for the government as a provider of funding to the Norwegian export sector.”
† A credit rating reflects the creditworthiness of Eksportfinans in the view of the rating agency and is not a recommendation to buy, sell or hold securities. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness does not affect or enhance the likely performance of an investment other than the ability to meet obligations.
Key facts
•	Norway’s specialized export credit institution, established in 1962 providing government supported and commercial loans to the export sector:
–	Sole and exclusive operator of the Norwegian Government supported export financing scheme on behalf of the Norwegian Ministry of Trade and Industry
–	All export lending benefits from a guarantee from the Kingdom of Norway or a highly rated financial institution
•	Eksportfinans’ long term funding requirement for 2010 approximately USD12bn:
–	Only Norwegian international borrower with a Global benchmark program
–	Closest proxy to the Kingdom of Norway on a Global benchmark basis
Ownership

The State owns a 34% share of DnBNOR, thus, the State owns a direct and indirect stake of 55% in Eksportfinans

*	Fokus Bank is a branch of Danske Bank A/S (Danske Bank A/S is rated Aa3/A/A+)
Issuance flexibility
•	Programs / Shelves: US MTN, EMTN, Kangaroo, Japan

•	No minimum size, no minimum or maximum maturity

•	Extensive range of structures
Financial highlights (USD billion)

	4Q09	2008	2007	2006

Total assets	39.0	42.4	40.4	27.6

Total loans outstanding	21.2	19.9	23.0	15.8

Capital adequacy total*	13.3%	11.6%	9.6%	12.2%

Capital adequacy core*	9.7%	8.1%	6.3%	8.3%

*	Capital adequacy for 2006 is not adjusted to reflect IFRS
Recent developments
The underlying business operations showed record strong performance in 4Q09. Eksportfinans had a net interest income of NOK 377 million (year end NOK 1470m) up from NOK 333 million (year end NOK 823m) for the corresponding period in 2008. The total comprehensive income according to IFRS was NOK -1462m for 2009, this is due to the reversal of previously unrecognized gains on Eksportfinans’ debt.
The situation in the international financial markets began to normalize in 3Q09, signs of further improvements were apparent in 4Q. The institution experienced considerable demand for its bonds in the public markets and in 4Q09 successfully launched two benchmark transactions. On October 1st the institution issued a CHF 225 million 9.5 year and on November 9th the institution issued a USD 1.5 billion 5 year.
Disbursements of export related loans remained high in 4Q09. Total lending volume at year end 09 reached a record-high of NOK 28.1 billion, compared to NOK 25.3 billion in 2008. The increase in the volume was related to contract financing such as shipbuilding, ship equipment and offshore oil and gas projects. These were primarily as a result of contracts established prior to the economic downturn.
However, the demanding future prospects for key industries in Norway, especially the maritime segment, where order book concerns continue, have received considerable media attention and reached the highest political level. Moving forward, Eksportfinans will explore market opportunities within other sectors such as renewable energy, infrastructure and environment-related sectors.
Disclaimer
Any information contained herein is neither an offer nor a solicitation of an offer to buy or sell securities. Any such offer is made only by the prospectus related to such securities. This document is subject to amendment and completion and should not be relied upon for the purpose of investment decisions. This document was last amended on March 9, 2010